ISRAMCO, INC.
4801 Woodway Drive
Suite 100E
Houston, Texas  77056

Tel 713-621-6785
E-mail: edyf@isramco-jay.com

January 26, 2009
VIA EDGAR
Mr. Gary Newberry
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Comment Letter dated December 23, 2008

Dear Mr. Newberry

The letter will confirm the telephone conversation held on January 23, 2009 between yourself and David Aboudi, Esq. concerning a further extension to the date upon which the responses of Isramco, Inc. to the above referenced comment letter will be provided. As discussed, Isramco, Inc. is still preparing its response to the comment letter, while at the same time attempting to complete its 2008 year-end audit.

Isramco Inc. has requested additional time to respond to the comment letter so that all of the comments can be fully reviewed. We have agreed that the time for responding to the comment letter will be February 2, 2009.

If my understanding is not consistent with yours, please let me know at once. We appreciate your cooperation in this matter.

Very truly yours,

ISRAMCO, INC.

Edy Francis
Chief Financial Officer